UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Information to be Included in Statements Filed Pursuant to Rule 13d-1(A)
and Amendments thereto Filed Pursuant to Rule 13d-2(A)
under the Securities Exchange Act of 1934

(AMENDMENT NO. 3)*

JCC HOLDING COMPANY (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
46611Q403 (CUSIP Number)

Stephen H. Brammell
Senior Vice President and General Counsel
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Telephone: (702) 407-6000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to: Charles K. Ruck Latham & Watkins 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235 July 30, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    / /.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 46611Q403	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Harrah's Entertainment, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
9,055,583

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
7,805,306

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,055,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1% (see Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 46611Q403	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Harrah's Operating Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
9,055,583

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
7,805,306

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,055,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

        This constitutes Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D previously filed on March 6, 2002, as amended by Amendment No. 1 to the Statement filed on June 7, 2002, as further amended by Amendment No. 2 to the Statement filed on June 10, 2002, (collectively, the "Schedule 13D"), by each of Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        On July 30, 2002, HOC, Satchmo Acquisition, Inc., a Delaware corporation ("Merger Sub"), a wholly owned subsidiary of HOC and JCC Holding Company, a Delaware corporation ("JCC") entered into an Agreement and Plan of Merger, dated as of July 30, 2002 (the "Merger Agreement"), whereby JCC will be merged with and into Merger Sub with JCC surviving as a wholly owned subsidiary of HOC (the "Surviving Corporation"). This Amendment is being filed in connection with HET and HOC entering into the Merger Agreement and related agreements.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

        Item 1.    Security and Issuer.

        There are no material changes to the information previously reported in Item 1 of the Schedule 13D

        Item 2.    Identity and Background.

        There are no material changes to the information previously reported in Item 2 of the Schedule 13D.

        Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

        The closing of the transactions contemplated by the Merger Agreement (as defined in Item 4 below) are subject to the satisfaction of conditions described in Item 4 below. The aggregate amount of funds to be used by HOC to effect the transactions contemplated by the Merger Agreement will be approximately $54 million.

        HET and HOC anticipate the funds used to purchase the shares of JCC common stock ("Common Stock") will be provided by HOC's cash resources which come from (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. The interest rate charged on HOC's borrowings under its commercial paper program and bid note are subject to changes depending on the capital markets. The interest rates charged on borrowings under the facilities are subject to change as LIBOR changes. There is also an option on each credit facility to borrow at the prime rate. Because HOC's cash resources are fungible, neither HET nor HOC can state definitively which of the above cash resources the source of funds used to consummate the transactions contemplated by the merger agreement will come from.

        Item 4.    Purpose of Transaction.    Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

        (a)-(b)    On July 30, 2002, HOC, Merger Sub and JCC entered into the Merger Agreement whereby JCC will be merged with and into Merger Sub with JCC surviving as a wholly owned subsidiary of HOC. At the effective time of the Merger, each outstanding share of Common Stock (other than shares owned by HOC or any other subsidiary of HET) will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares will thereafter represent the right to receive $10.54 per share (the "Merger Consideration"). All outstanding options to purchase Common Stock will be canceled and each option holder will be paid in cash an amount equal to the difference between the exercise price per share of each option and the merger consideration, multiplied by the number of shares subject to such option holder's stock options.

        The Merger Agreement was unanimously recommended by a special committee of the JCC board of directors and unanimously approved by the full board of directors of JCC. The completion of the merger is subject to several conditions, including the approval of JCC stockholders as well as gaming regulatory approvals and other customary conditions.

        Also on July 30, 2002, in connection with the Merger Agreement, HOC entered into Stockholder Voting Agreements (the "Voting Agreements") with Paul D. Debban and Preston Smart and certain of their affiliates. Together, Messrs. Debban and Smart beneficially own approximately 10.09% of the outstanding shares of JCC. Pursuant to the Voting Agreements, both Messrs. Debban and Smart and certain of their affiliates have agreed to vote the 1,250,277 shares of Common Stock beneficially owned by them and their affiliates in favor of the Merger and the Merger Agreement and have granted to HOC an irrevocable proxy to vote the shares of JCC beneficially owned by them in favor of the transaction. The Voting Agreements terminate upon the earliest to occur of (i) the mutual consent of HOC and either Mr. Debban or Mr. Smart, as applicable, (ii) the effective time of the Merger and (iii) the date of termination of the Merger Agreement. The purpose of the transactions under the Voting Agreements is to enable HOC, Merger Sub and JCC to consummate the transactions contemplated by the Merger Agreement.

        (c)  Not applicable.

        (d)  Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

        (e)  Other than as a result of the Merger described above, not applicable.

        (f)    Not applicable.

        (g)  At the effective time of the Merger, the certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation of the Merger Sub (except that the name of the Surviving Corporation will remain JCC Holding Company). At the effective time of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the Bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

        (h)-(i)    If the Merger is consummated as planned, the Common Stock will cease to be authorized to be quoted on the OTC Bulletin Board.

        (j)    Other than described above, HOC and HET currently have no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although HET and HOC reserve the right to develop such plans).

        The foregoing discussion of the merger, the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements attached as Exhibits 1, 2 and 3, respectively and incorporated herein by reference.

        Item 5.    Interest in Securities of the Issuer.

        Item 5 of the Schedule 13 D is hereby amended and supplemented to add the following:

        (a)  HOC owns 7,805,306 shares of Common Stock. As the parent entity of HOC, HET is a beneficial owner of these 7,805,306 shares of Common Stock. As a result of the Voting Agreements,

HOC and HET may be deemed to be the beneficial owners of an additional 1,250,277 shares of Common Stock and as a result may be deemed to be the beneficial owners of approximately 73.1% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 13 above is based on 12,386,200 shares of Common Stock outstanding, which number is shown as outstanding on the Form 10-Q Quarterly Report filed by JCC with the Securities and Exchange Commission for the quarter ended March 31, 2002. HET and HOC may each be deemed to have the sole power to vote the 1,250,277 shares of Common Stock that are covered by the Voting Agreements with respect to those matters described above. However, (i) neither HET nor HOC is entitled to any other rights as shareholders of JCC as to the 1,250,277 shares of Common Stock covered by the Voting Agreements and (ii) HET and HOC disclaim any beneficial ownership of the 1,250,277 shares of Common Stock covered by the Voting Agreements.

        (b)  Number of shares to which HET and HOC have:

    (i)
    Sole power to vote or to direct the vote: 9,055,583

    (ii)
    Shared power to vote or to direct the vote: 0

    (iii)
    Sole power to dispose or to direct the disposition of: 7,805,306

    (iv)
    Shared power to dispose or to direct the disposition of: 0

        To the knowledge of HET and HOC, no person listed on Schedule A of the Schedule 13D has any equity or other ownership interest in JCC.

        (c)  As described in Item 4 of this Statement, HOC entered into the Merger Agreement, Voting Agreements and Separation Agreements within the last 60 days.

        (d)  To the knowledge of HET and HOC, no person other than HET or HOC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by HET and HOC.

        (e)  Not applicable.

        Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

        Item 4 above describes the Merger Agreement pursuant to which Merger Sub, a wholly owned subsidiary of HOC, will merge with and into JCC, with JCC surviving as a wholly-owned subsidiary of HOC, subject to customary closing conditions and regulatory gaming approvals. In addition, pursuant to the Voting Agreements, HOC has received an irrevocable proxy from Messrs. Debban and Smart permitting HOC to vote the 1,250,277 shares of Common Stock owned by them.

        Item 7.    Materials to Be Filed as Exhibits.

        The following documents are filed as exhibits:

  1
  Agreement and Plan of Merger by and among Harrah's Operating Company, Inc., a Delaware corporation, Satchmo Acquisition, Inc., a Delaware corporation, and JCC Holding Company, a Delaware Corporation, dated as of July 30, 2002.

  2
  Stockholder Voting Agreement by and among Harrah's Operating Company, Inc., a Delaware corporation, and Paul D. Debban, dated as of July 30, 2002.

  3
  Stockholder Voting Agreement by and among Harrah's Operating Company, Inc., a Delaware corporation, and Preston Smart, dated as of July 30, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 1, 2002	HARRAH'S ENTERTAINMENT, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 1, 2002	HARRAH'S OPERATING COMPANY, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel